Exhibit 99.1
THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
April 8, 2010
REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations
The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 8, 2010. Each of the matters is described in greater detail in the Notice of the 178th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.
1. Election of Directors
Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	585,009,132	98.37	9,680,998	1.63
C.J. Chen	591,463,094	99.46	3,222,381	0.54
David A. Dodge	587,175,553	98.74	7,514,568	1.26
N. Ashleigh Everett	583,828,908	98.17	10,861,214	1.83
John C. Kerr	585,973,340	98.53	8,713,797	1.47
The Hon. Michael J.L. Kirby	570,877,385	96.00	23,813,631	4.00
John T. Mayberry	585,432,716	98.44	9,258,299	1.56
Thomas C. O’Neill	572,784,711	96.32	21,904,049	3.68
Alexis E. Rovzar de la Torre	574,088,561	96.54	20,600,199	3.46
Indira V. Samarasekera	585,933,548	98.53	8,755,213	1.47
Allan C. Shaw	585,273,395	98.42	9,415,381	1.58
Paul D. Sobey	586,144,133	98.56	8,544,123	1.44
Barbara S. Thomas	585,915,410	98.53	8,771,379	1.47
Richard E. Waugh	586,154,890	98.56	8,533,871	1.44

2. Appointment of Auditors
KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
590,404,344	98.47	9,155,723	1.53

3. Advisory vote on non-binding resolution on Executive Compensation Approach

Votes For	% For	Votes Against	% Against
580,324,575	96.80	19,186,143	3.20

4. Shareholder Proposal No. 1
More Nominees than the Number of Positions to be Filled

Votes For	% For	Votes Against	% Against
23,229,022	3.91	571,337,992	96.09

5. Shareholder Proposal No. 2
Fairness Ratio

Votes For	% For	Votes Against	% Against
44,895,695	7.55	549,757,616	92.45